As filed with the Securities and Exchange Commission on April 14, 2008.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Western Refining, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	20-3472415 (I.R.S. Employer Identification Number)
123 W. Mills Ave., Suite 200
El Paso, Texas 79901
(915) 534-1400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lowry Barfield
Senior Vice President — Legal, General Counsel and Secretary
123 W. Mills Ave., Suite 200
El Paso, Texas 79901
(915) 534-1400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Michael Kaplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE(1)

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Aggregate	Aggregate	Registration
Securities to be Registered	to be Registered	Price Per Unit	Offering Price	Fee
Debt Securities
Warrants
Common Stock, $0.01 par value
Preferred Stock, $0.01 par value
Purchase Contracts
Units

(1)	An indeterminate amount of securities to be offered at indeterminate prices is being registered pursuant to this registration statement. The registrant is deferring payment of the registration fee pursuant to Rule 456(b) and is omitting this information in reliance on Rule 456(b) and Rule 457(r).

PROSPECTUS

Western Refining, Inc.

Common Stock, Preferred Stock, Debt Securities,
Warrants, Purchase Contracts and Units

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. We urge you to read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, which will describe the specific terms of these securities, carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “WNR.”

Investing in these securities involves certain risks. See “Risk Factors” on page 2 of this prospectus and in the other documents which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2008.

You should rely only on the information contained in or incorporated by reference in this prospectus or any related prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “Western Refining,” “the Company,” “Western,” “we,” “us” and “our” refer to Western Refining, Inc., or WNR, and the entities that became its subsidiaries upon closing of our initial public offering (including Western Refining Company, L.P., or Western Refining LP), and Giant Industries, Inc. and its subsidiaries, which became wholly-owned subsidiaries on May 31, 2007, unless the context otherwise requires or where otherwise indicated. Any references to the “Company” prior to this date exclude the operations of Giant Industries, Inc.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

WESTERN REFINING, INC.

Western Refining is an independent crude oil refiner and marketer of refined products and also operates service stations and convenience stores. The Company owns and operates four refineries with a total crude oil throughput capacity of approximately 234,000 barrels per day, or bpd. In addition to its 124,000 bpd refinery in El Paso, Texas, as a result of the Giant Industries, Inc., or Giant, acquisition, Western Refining now also owns and operates a 70,000 bpd refinery on the East Coast of the United States near Yorktown, Virginia and two refineries in the Four Corners region of Northern New Mexico with a combined throughput capacity of 40,000 bpd. Western Refining’s primary operating areas encompass West Texas, Arizona, New Mexico, Utah, Colorado, and the Mid-Atlantic region. In addition to the refineries, the Company also owns and operates stand-alone refined products terminals in Flagstaff, Arizona and Albuquerque, New Mexico, as well as asphalt terminals in Phoenix, Tucson, Albuquerque and El Paso. As of April 2, 2008, Western Refining also owned and operated 155 retail service stations and convenience stores in Arizona, Colorado and New Mexico, a fleet of crude oil and finished product truck transports, and a wholesale petroleum products distributor — Western Refining Wholesale, Inc., which operates in Arizona, California, Colorado, Nevada, New Mexico, Texas, and Utah.

Western Refining’s principal executive offices are located at 123 W. Mills Ave., Suite 200, El Paso, Texas, and our telephone number at that address is (915) 534-1400. We maintain a website at www.wnr.com, where general information about us is available. We are not incorporating the contents of our website into this prospectus.

RISK FACTORS

An investment in our securities involves risk.  The acquisition of Giant has significantly changed the nature and scope of our operations. As a result, the risks we face have changed as well. In addition to the other information in this prospectus and our other filings with the SEC, you should carefully consider the following risk factors in evaluating us and our business.

The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial also could impair our business, financial condition and results of operations. If any of the risks actually occurs, our business, financial condition and results of operations could be adversely affected.

The price volatility of crude oil, other feedstocks, refined products, and fuel and utility services has had and may continue to have a material adverse effect on our earnings and cash flows.

Our earnings and cash flows from operations depend on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined products. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products, and fuel and utility services. In particular, our refining margins were substantially lower in the fourth quarter of 2007 as compared to the first three quarters of the year due to substantial increases in feedstock costs and lower increases in gasoline prices.

In recent years, the prices of crude oil, other feedstocks and refined products have fluctuated substantially. Our average cost per barrel of crude oil for 2007 was $74.42, compared to $65.19 for 2006, and $55.10 for 2005. Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline and other refined products. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	demand for crude oil and refined products, especially in the U.S., China and India;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Latin America;

•	the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstocks and refined products imported into the U.S., which can be impacted by accidents, interruptions in transportation, inclement weather or other events affecting producers and suppliers;

•	U.S. government regulations;

•	utilization rates of U.S. refineries;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain oil price and production controls;

•	development and marketing of alternative and competing fuels;

•	pricing and other actions taken by competitors that impact the market;

•	product pipeline capacity, including the Longhorn pipeline, as well as Kinder Morgan’s expansion (completed in 2007) of its East Line, both of which could increase supply in certain of our service areas and therefore reduce our margins;

•	accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our plants, machinery or equipment, or those of our suppliers or customers; and

•	local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our service areas.

Volatility has had, and may continue to further have, a negative effect on our results of operations to the extent that the margin between refined product prices and feedstock prices narrows further, as was the case at the end of 2007.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Crude oil and refined products are commodities. As a result, we have no control over the changing market value of these inventories. Because our inventory of crude oil and refined product is valued at the lower of cost or market value under the “last-in, first-out”, or LIFO, inventory valuation methodology, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of products sold. The valuing of the Giant inventory required to be done as a result of the acquisition of Giant may make this more likely to occur in the future.

In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile. Typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our results of operations.

We may not realize the anticipated benefits from the acquisition of Giant Industries, Inc.

Giant suffered three fires at its refineries in the year prior to the acquisition, and as a result, the insurance costs for these refineries increased and the terms of the insurance coverage have been adversely affected. These refineries also suffered increased costs associated with several major capital projects. In addition to the risks ordinarily associated with a significant acquisition, we are exposed to risks arising from these events and other operational risks that may affect these legacy Giant assets differently than they currently affect us. Although we expect to realize strategic, operational and financial benefits as a result of the Giant acquisition, we cannot predict whether and to what extent such benefits will be achieved. In particular, the success of the Giant acquisition will depend, in part, on our ability to realize anticipated refinery efficiencies and cost savings from assuming control of Giant’s businesses. No assurances can be given that we will be able to achieve these efficiencies and cost savings.

We will face certain challenges as we integrate Giant’s operations into our business. In particular, the Giant acquisition has significantly expanded our geographic scope, the types of business in which we are engaged, the number of our employees and the number of refineries we operate, thereby presenting us with significant challenges as we work to manage the substantial increases in scale resulting from the acquisition. We must integrate a large number of systems, both operational and administrative. Delays in this process could have a material adverse effect on our revenues, expenses, operating results and financial condition. Events outside of our control, including changes in state and federal regulation and laws as well as economic trends, also could adversely affect our ability to realize the anticipated benefits from the Giant acquisition.

As disclosed in “Item 1. Business — Refining Segment — Yorktown Refinery — Raw Material Supply” and Note 20 to the consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 10-K which is incorporated by reference herein, Western Yorktown, Inc. (“Western Yorktown”), our subsidiary we acquired in connection with the Giant acquisition, declared force majeure under its crude oil supply agreement with Statoil Marketing and Trading (USA), Inc., or Statoil, based on the effects of the Grane crude oil on its plant and equipment. We understand Statoil filed a lawsuit against Western Yorktown on March 28, 2008 in the Superior Court of Delaware in and for New Castle County although we have not yet been served with this lawsuit. The lawsuit alleges breach of contract and other related claims by Western Yorktown in connection with the crude oil supply agreement and alleges Statoil is entitled to recover damages in excess of $100 million. Western Yorktown believes its declaration of force majeure was in accordance with the contract, disputes Statoil’s claims and intends to vigorously defend against them.

We can give no assurance that our acquisition of Giant will perform in accordance with our expectations. In addition, we can give no assurance that our expectations with regards to integration and synergies will materialize. Our failure to successfully integrate and operate these legacy Giant assets or to resolve the dispute with Statoil arising from our declaration of force majeure under the Statoil contract, and to realize the anticipated benefits of the acquisition, could adversely affect our operating, performing and financial results.

We have a limited operating history as a stand-alone company, and our previous financial statements may not be indicative of future performance.

Fiscal year 2004 was the first full year in which we owned and operated our integrated refinery in El Paso. In addition, we acquired Giant on May 31, 2007. In light of our acquisition of the other half of the El Paso refinery in August 2003 and Giant in May 2007, our financial statements only reflect the impact of the acquisitions since those dates and therefore make comparisons with prior periods difficult. As a result, our limited historical financial performance makes it difficult for shareholders to evaluate our business and results of operations to date and to assess our future prospects and viability. Furthermore, our brief operating history has resulted in revenue and profitability growth rates that may not be indicative of our future results of operations. As a result, the price of our common stock may be volatile.

If the price of crude oil increases significantly or our credit profile changes, it could have a material adverse effect on our liquidity and limit our ability to purchase enough crude oil to operate our refineries at full capacity.

We rely in part on borrowings and letters of credit under our $800.0 million revolving credit facility (increased from $500.0 million in February 2008), to purchase crude oil for our refineries. Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms of their invoices with us or require additional support such as letters of credit. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our creditors of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, which could hinder our ability to purchase sufficient quantities of crude oil to operate our refineries at planned rates. In addition, if the price of crude oil increases significantly, we may not have sufficient capacity under our revolving credit facility, or sufficient cash on hand, to purchase enough crude oil to operate our refineries at planned rates. A failure to operate our refineries at planned rates could adversely affect our earnings and cash flows.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities. Any significant interruptions in the operations of any of our refineries could materially and adversely affect our business, financial condition and operating results.

Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products, and refined products. These hazards and risks include, but are not limited to, the following:

•	natural disasters;

•	fires;

•	explosions;

•	pipeline ruptures and spills;

•	third-party interference;

•	disruption of natural gas deliveries under our interruptible natural gas delivery contract for the El Paso refinery;

•	disruptions of electricity deliveries; and

•	mechanical failure of equipment at our refineries or third-party facilities.

Any of the foregoing could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims, and other damage to our properties and the properties of others. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Furthermore, in such situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to being shut down.

Our refineries consist of many processing units, several of which have been in operation for a long time. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs, or our planned turnarounds may last longer than anticipated. Scheduled and unscheduled maintenance could reduce our revenues and increase our costs during the period of time that our units are not operating.

Our refining activities are conducted at our El Paso refinery in Texas, the Yorktown refinery in Virginia, and our two refineries in New Mexico. The refineries constitute a significant portion of our operating assets, and our refineries supply a significant portion of our fuel to our retail operations. Prior to our acquisition of Giant, there was one fire incident at the Yorktown refinery and two fire incidents at the Gallup refinery in late 2006. Because of the significance to us of our refining operations, the occurrence of any of the events described above could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to run our Four Corners refineries at increased rates.

In 2005, Giant purchased an inactive pipeline running from Southwest New Mexico to Northwest New Mexico. The pipeline has been upgraded to transport crude oil from Southeast New Mexico to the Four Corners region. While this additional supply of crude oil was intended to allow us to run our Four Corners refineries at increased rates, we may not be able to do so. These refineries had been running at less than full capacity for a number of years and there is no assurance that the refinery units will be able to run at increased rates.

We could experience business interruptions caused by pipeline shutdown.

Our El Paso refinery, which is our largest refinery, is dependent on a 450-mile pipeline owned by Kinder Morgan, for the delivery of all of its crude oil. Because our crude oil refining capacity at the El Paso refinery is approaching the delivery capacity of the pipeline, our ability to offset lost production due to disruptions in supply with increased future production is limited due to this crude oil supply constraint. In addition, we will be unable to take advantage of further expansion of the El Paso refinery’s production without securing additional crude oil supplies or pipeline expansion. We also deliver a substantial percentage of the refined products produced at the El Paso refinery through three principal product pipelines. Any extended, non-excused downtime of our El Paso refinery could cause us to lose line space on these refined products pipelines if we cannot otherwise utilize our pipeline allocations. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, governmental regulation, terrorism, other third-party action, or any other events beyond our control. A prolonged inability to receive crude oil or transport refined products on pipelines that we currently utilize could have a material adverse effect on our business, financial condition and results of operations.

We also have a pipeline system that delivers crude oil to our Four Corners refineries and a pipeline that delivers natural gas liquids to our Gallup refinery. The Four Corners refineries are dependent on the crude oil pipeline system for the delivery of the crude oil necessary to run the refineries at increased rates. If the operation of the pipeline is disrupted because of accidents, governmental regulation, terrorism, other third-party action, or any other events beyond our control, we would not receive the crude oil necessary to run the refineries at increased rates. A prolonged inability to transport crude oil on the pipeline system could have a material adverse effect on our business, financial condition and results of operations.

Certain rights-of-way for our crude oil pipeline system must be renewed periodically, including some that have expired, which are in the process of renewal, and others that expire in the next few years. We expect that substantial lead time will be required to negotiate and complete renewal of these rights-of-way and that the costs of renewal for certain of the rights-of-way may be significant. Our inability to successfully renew these rights-of-way would negatively impact our ability to use the crude oil pipeline systems, which could have a material adverse effect on our business, financial condition and results of operations.

Severe weather, including hurricanes, could interrupt the supply of some of our feedstocks.

Crude oil supplies for the El Paso refinery come from the Permian Basin in Texas and New Mexico and therefore are generally not subject to interruption from severe weather, such as hurricanes. We, however, obtain certain of our feedstocks for the El Paso refinery, such as alkylate, and some refined products we purchase for resale, by pipeline from Gulf Coast refineries. We also rely on transported feedstocks to produce a portion of our Phoenix Clean Burning Gasoline, or CBG, and other refined products. In addition, we currently depend on rail shipments of sulfuric acid to and from acid regeneration facilities in Louisiana to conduct our El Paso refining operations. These Gulf Coast refineries and acid regeneration facilities are subject to damage or production interruption from hurricanes or other severe weather. If our supply of feedstocks or sulfuric acid is interrupted for the El Paso refinery, our business, financial condition and results of operations would be adversely impacted.

Our Yorktown refinery is located on land that lies along the York River in York County, Virginia. It is situated adjacent to its own deep-water port on the York River. All of the crude oil used by the refinery is delivered by crude oil tankers and most of the finished products sold by the refinery are shipped out by barge, with the remaining amount shipped out by truck or rail. As a result of its location, the refinery is subject to damage or interruption of operations and deliveries of both crude oil and finished products from hurricanes or other severe weather. A prolonged interruption of operations or deliveries could have a material adverse effect on our business, financial condition and results of operations.

Competition in the refining and marketing industry is intense, and an increase in competition in the areas in which we sell our refined products could adversely affect our sales and profitability.

We compete with a broad range of refining and marketing companies, including certain multinational oil companies. Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of our competitors may be better able to withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage and to bear the economic risks inherent in all phases of the refining industry. In addition, based on the strong fundamentals for the global refining industry, capital investments for refinery expansions and new refineries in international markets have increased, which may result in greater U.S. imports of refined products.

We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own production are at times able to offset losses from refining operations with profits from producing, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside of our industry, there could be a material adverse effect on our business, financial condition and results of operations.

The Longhorn refined products pipeline, which was completed in late 2004, runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd. This pipeline provides Gulf Coast refiners and other shippers with improved access to West Texas and New Mexico. In addition, Kinder Morgan completed and placed into service its East Line expansion that increases pipeline capacity from El Paso to Tucson and Phoenix, Arizona. The expansion increases capacity on the East Line to over 200,000 bpd. Any additional or modified supply provided by these pipelines could lower prices and increase price volatility in areas that we serve and could adversely affect our sales and profitability.

Portions of our operations in the areas we operate may be impacted by competitors’ plans, as well as plans of our own, for expansion projects and refinery improvements that could increase the production of refined products in the Southwest region. In addition, we anticipate that lower quality crude oils, which are typically less expensive to acquire, can and will be processed by our competitors as a result of refinery improvements. These developments could result in increased competition in the areas in which we operate.

We may incur significant costs to comply with environmental and health and safety laws and regulations.

Our operations and properties are subject to extensive federal, state and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management, characteristics and composition of gasoline and diesel fuels. If we fail to comply with these regulations, we may be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other entities and individuals. A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against us or governmental or court orders that could alter, limit or stop our operations.

In addition, new environmental laws and regulations, including new regulations relating to alternative energy sources and the risk of global climate change, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. There is growing consensus that some form of regulation will be forthcoming at the federal level in the United States with respect to greenhouse gas emissions (including carbon dioxide) and such regulation could result in the creation of substantial additional costs in the form of taxes or required acquisition or trading of emission allowances. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business, financial condition and results of operations.

The Environmental Protection Agency, or EPA, has issued rules pursuant to the Clean Air Act that require refiners to reduce the sulfur content of gasoline and highway diesel fuel by various specified dates. We are incurring substantial costs to comply with the EPA’s low sulfur rules. The Yorktown refinery is subject to a compliance plan agreed to by the EPA that modified the timetable for the Yorktown and El Paso refineries to comply with the rules and requires the Yorktown refinery to produce specified volumes of compliant product by various dates. Failure to produce these specified volumes required by the Yorktown compliance plan has resulted, and could result in the future, in us having to purchase credits and/or sell more high sulfur heating oil than otherwise would be the case. At most times, high sulfur heating oil sells for a lower margin than ultra low sulfur diesel fuel. Failure to comply with the Yorktown compliance plan could also result in the EPA modifying or revoking the compliance plans or assessing penalties. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to comply with certain environmental standards by the current EPA-mandated deadlines or pursue our business strategies, in which case our operations may not perform as well as we currently expect. We have substantial short-term and long-term capital needs, including those for capital expenditures that we will make to comply with the low sulfur content specifications of the Tier II gasoline standards and on- and off-road diesel laws and regulations. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. We also have significant long-term needs for cash, including those to support our expansion and upgrade plans, as well as for regulatory compliance.

Our operations involve environmental risks that could give rise to material liabilities.

Our operations, and those of prior owners or operators of our properties, have previously resulted in spills, discharges or other releases of petroleum or hazardous substances into the environment, and such spills, discharges or releases could also happen in the future. Past or future spills related to any of our operations, including our refineries, product terminals or transportation of refined products or hazardous substances from those facilities, may give rise to liability (including strict liability, or liability without fault, and cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Responsibility, Compensation and Liability Act, or CERCLA, for contamination of properties that we currently own or operate and facilities to which we transported or arranged for the transportation of wastes or by-products for use, treatment, storage or disposal, without regard to fault or whether our actions were in compliance with law at the time. Our liability could also increase if other responsible parties, including prior owners or operators of our facilities, fail to complete their clean-up obligations. Based on current information, we do not believe these liabilities are likely to have a material adverse effect on our business, financial condition or results of operations, but in the event that new spills, discharges or other releases of petroleum or hazardous substances occur or are discovered or there are other changes in facts or in the level of contributions being made by other responsible parties, there could be a material adverse effect on our business, financial condition and results of operations.

In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our refineries or otherwise related to our current or former operations. We may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of contamination or other hazardous substances from our refineries to adjacent and other nearby properties.

We are involved in a number of MTBE lawsuits and in a “hot fuel” lawsuit.

Lawsuits have been filed in numerous states alleging that MTBE, a blendstock used by many refiners in producing specially formulated gasoline, has contaminated water supplies. MTBE contamination primarily results from leaking underground or aboveground storage tanks. The suits allege MTBE contamination of water supplies owned and operated by the plaintiffs, who are generally water providers or governmental entities. The plaintiffs assert that numerous refiners, distributors, or sellers of MTBE and/or gasoline containing MTBE are responsible for the contamination. The plaintiffs also claim that the defendants are jointly and severally liable for compensatory and punitive damages, costs, and interest. Joint and several liability means that each defendant may be liable for all of the damages even though that party was responsible for only a small part of the damages.

As a result of the acquisition of Giant, certain of our subsidiaries are defendants in approximately 40 of these MTBE lawsuits pending in Virginia, Connecticut, Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, and New Mexico. Due to Giant’s historical operations in New Mexico, including retail sites, there is potentially greater risk in connection with the New Mexico litigation than in the litigation in the Eastern states where Giant has only operated since 2002 and has no retail operations.

In addition, Western has been named as a defendant in the lawsuit filed in New Mexico. Western understands that the case has been transferred to the Southern District of New York by the Judicial Panel on Multidistrict Litigation and that an amended complaint has been filed. Western has not been served with a summons and complaint, nor has Western made an appearance in this litigation.

Western also has been named as a defendant in a lawsuit filed by the State of New Jersey related to MTBE. Western has never done business in New Jersey and has never sold any products in that state or that could have reached that state. Because potentially applicable factual and legal issues have not been resolved, we have yet to determine if a liability is probable and we cannot reasonably estimate the amount of any loss associated with these matters. Accordingly, we have not recorded a liability for these lawsuits.

In March 2007, a class action lawsuit was filed in New Mexico naming numerous retail suppliers of motor fuel as defendants, including certain of our subsidiaries. Among other things, the lawsuit alleges that, by consciously selling gasoline at a temperature greater than 60° Fahrenheit, the defendants are depriving consumers of the full amount of energy that should be delivered when gasoline is delivered at a cooler temperature. Plaintiffs seek an unspecified amount of damages and also seek to require the defendants to install temperature-adjustment devices at the pumps. Similar class action lawsuits have been filed in several other jurisdictions, and have been consolidated for pretrial proceedings in a single multi-district litigation. Because potentially applicable factual and legal issues have not been resolved, we have yet to determine if a liability is probable and if it can be reasonably estimated. Accordingly, we have not recorded a liability for this lawsuit.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.

Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or expensive upgrades to our existing pollution control equipment, which could have a material adverse effect on our business, financial condition or results of operations.

We have a significant amount of indebtedness.

As of December 31, 2007, our total debt was $1,583.5 million and our stockholders’ equity was $756.5 million. We currently have an $800.0 million revolving credit facility (increased from $500.0 million in February 2008). As of December 31, 2007, we had net availability under this facility of $92.9 million due to $117.1 million in outstanding letters of credit and direct borrowings of $290.0 million. If the increase of our revolving line of credit had been in place at December 31, 2007, our availability would have been increased to $392.9 million. Our level of debt may have important consequences to you. Among other things, it may:

•	limit our ability to use our cash flow, or obtain additional financing, for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	restrict our ability to pay dividends;

•	require a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry conditions;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions and, to the extent of our outstanding debt under our floating rate debt facilities, the impact of increases in interest rates.

We cannot assure you that we will continue to generate sufficient cash flow or that we will be able to borrow funds under our revolving credit facility in amounts sufficient to enable us to service our debt or meet our working capital and capital expenditure requirements. If we cannot do so, due to borrowing base restrictions or otherwise, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt, or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets, or borrow more money on terms acceptable to us, if at all. In addition, our ability to incur additional debt will be restricted under the covenants contained in our revolving credit facility and term loan facility.

Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

Our revolving credit facility and term loan facility contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on:

•	creating liens;

•	engaging in mergers, consolidations and sales of assets;

•	incurring additional indebtedness;

•	providing guarantees;

•	engaging in different businesses;

•	making investments;

•	making certain dividend, debt and other restricted payments;

•	engaging in certain transactions with affiliates; and

•	entering into certain contractual obligations.

We are also subject to financial covenants that require us to maintain specified financial ratios and to satisfy other financial tests. If we fail to satisfy the covenants set forth in either facility or another event of default occurs under either facility, the maturity of the loans could be accelerated or we could be prohibited from borrowing for our working capital needs and issuing letters of credit. If the loans are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness, or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If we cannot borrow or issue letters of credit under the revolving credit facility, we would need to seek additional financing, if available, or curtail our operations.

Our ability to pay dividends in the future is limited by contractual restrictions and cash generated by operations.

We currently pay a quarterly dividend. We are a holding company, however, and all of our operations are conducted through our subsidiaries. Consequently, we will rely on dividends or advances from our subsidiaries to fund our dividends. The ability of our operating subsidiaries to pay dividends and our ability to receive distributions from those entities are subject to applicable local law and other restrictions including, but not limited to, restrictions in our revolving credit facility and term loan facility, including minimum operating cash and net worth requirements. Such laws and restrictions could limit the payment of dividends and distributions to us, which would restrict our ability to pay dividends. In addition, our payment of dividends will depend upon our ability to generate sufficient cash flows. Our board of directors will review our dividend policy periodically in light of the factors referred to above, and we cannot assure you of the amount of dividends, if any, that may be paid in the future.

Changes to the current tax laws could result in the imposition of entity level state taxation on one of our operating subsidiaries, which would result in a reduction in our anticipated cash flow.

One of our operating subsidiaries is organized as a partnership. A partnership generally is not subject to entity level state franchise tax in the jurisdictions in which it is organized or operates. Current laws may change, however, subjecting our partnership operating subsidiary to entity level state taxation. For example, in May 2006, the State of Texas enacted the Texas Margins Tax, or TMT, a new business tax that is imposed on our gross margin to replace the State’s current franchise tax.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.

Our insurance coverage does not cover all potential losses, costs or liabilities. Due to the fires experienced at the Giant refineries in 2005 and 2006, the cost of insurance coverage in 2008 for the Yorktown and Four Corners refineries will be higher than the cost of insurance for the El Paso refinery. In addition to the higher costs, the deductibles for such coverage are higher and the waiting periods for business interruption coverage are longer.

We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. In addition, if we experience any more insurable events, our annual premiums could increase further or insurance may not be available at all. The occurrence of an event that is not fully covered by insurance or the loss of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our business strategies.

Our business strategies include the implementation of several capital expenditure projects designed to increase the productivity and profitability of our refineries. Many factors beyond our control may prevent or hinder our implementation of some or all of our planned capital expenditure projects or lead to cost overruns, including new or more expensive obligations to comply with environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of available capital and other factors. Failure to successfully implement these profit-enhancing strategies on a timely basis or at all may adversely affect our business prospects and competitive position in the industry.

In addition, a component of our growth strategy is to selectively acquire complementary assets in order to increase earnings and cash flow. Our ability to do so will be dependent upon several factors, including our ability to identify attractive acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets, obtain financing to fund acquisitions and to support our growth, and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;

•	difficulties in achieving anticipated operational improvements;

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and

•	issuance of additional equity, which could result in further dilution of the ownership interest of existing stockholders.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.

Our future performance depends to a significant degree upon the continued contributions of our senior management team, including our President and Chief Executive Officer, Chief Operating Officer, Executive

Vice President-Refining, Chief Financial Officer, Senior Vice President-Legal, Chief Accounting Officer and Treasurer. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers, and other companies operating in our industry. To the extent that the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company. We may not be able to locate or employ such qualified personnel on acceptable terms, or at all.

A substantial portion of our refining workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of February 22, 2008, we employed 3,149 people, 240 of whom at the El Paso refinery and 169 at the Yorktown refinery were covered by collective bargaining agreements. The collective bargaining agreements both expire in 2009. In addition, employees at the Bloomfield refinery and the Gallup refinery recently voted to form unions during 2007. We have not yet finalized negotiations of the collective bargaining agreements with these employees. We may not be able to negotiate these agreements or renegotiate our existing collective bargaining agreements on satisfactory terms, or at all. A failure to do so may increase our costs. In addition, our existing labor agreements may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse affect on our business, financial condition and results of operations.

Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.

Terrorist attacks in the U.S. and the war in Iraq, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which could include refineries and terminals such as ours or pipelines such as the ones on which we depend for our crude oil supply and refined product distribution) may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

While we currently maintain some insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable, or at all.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year.

Demand for gasoline is generally higher during the summer months than during the winter months. In addition, oxygenate is added to the gasoline in our service areas during the winter months, thereby increasing the supply of gasoline. This combination of decreased demand and increased supply during the winter months can lower gasoline prices. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year. The effects of seasonal demand for gasoline are partially offset by seasonality in demand for diesel fuel, which in the Southwest region of the United States is generally higher in winter months as east-west trucking traffic moves south to avoid winter conditions on northern routes, and heating oil in the Northeast.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

We evaluated our internal controls systems (excluding Giant) to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting (excluding Giant) as of

December 31, 2007. We performed the system and process evaluation and testing (along with any necessary remediation) required to comply with the management assessment requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, we are in the process of analyzing the internal controls of Giant, a wholly-owned subsidiary we acquired on May 31, 2007. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions relating to Giant’s internal controls or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. We are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency or combination of deficiencies that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The report by us of a material weakness may cause investors to lose confidence in our financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.

Our controlling stockholders may have conflicts of interest with other stockholders in the future.

Mr. Paul Foster, our President, Chief Executive Officer and Chairman of the Board, and Messrs. Jeff Stevens (our Chief Operating Officer and a current director), Ralph Schmidt (our former Chief Operating Officer and a current director) and Scott Weaver (our Vice President, Assistant Secretary and a current director) own approximately 55% of our common stock. As a result, Mr. Foster and the other members of this group will be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales, and other significant corporate transactions. So long as this group continues to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales, and other significant corporate transactions. The interests of Mr. Foster and the other members of this group may not coincide with the interests of other holders of our common stock.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We presently do not have a majority of independent directors on our board and are relying on the exemptions from the NYSE corporate governance requirements set forth in the first bullet point above. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges	6.12	110.17	20.96	8.86	10.01

The ratios of earnings to fixed charges were calculated by dividing earnings by fixed charges. Earnings were calculated by adding income before income taxes, interest expense (including amortization of debt expense and any discount or premium relating to indebtedness), the interest component of rental expense and the amortization of capitalized interest. Fixed charges were calculated by adding interest expense (including amortization of debt expense and any discount or premium relating to indebtedness), capitalized interest and the interest component of rental expense.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT
(In thousands, except as otherwise indicated)

Introduction

The following unaudited pro forma condensed combined financial statement gives effect to the acquisition by Western Refining, Inc. (“Western”) of Giant Industries, Inc. (“Giant”). The acquisition closed on May 31, 2007. The purchase price of $1,127,227 for 100% of the outstanding shares of Giant stock primarily was funded with $1,125,000 in new debt and available cash. Other costs of $21,962 were also incurred in completing the acquisition. The total purchase price, including other costs, was $1,149,189.

As the effects of this transaction have been included in the audited consolidated balance sheet as of December 31, 2007 filed with Western’s Annual Report on Form 10-K as of and for the year ended December 31, 2007, which is incorporated by reference herein, a pro forma combined balance sheet is not required or presented herein.

The unaudited pro forma condensed combined statement of operations is presented as if the acquisition had occurred on January 1, 2007. The unaudited pro forma condensed combined financial statement includes adjustments that are based on an independent appraisal as well as management’s evaluations of Giant’s net assets as of May 31, 2007. The excess of purchase price over the estimated net fair value of assets acquired and liabilities assumed is categorized as goodwill.

The unaudited pro forma condensed combined financial statement should be read in conjunction with (i) the audited historical consolidated financial statements of Western included in its Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference herein; and (ii) the audited historical consolidated financial statements of Giant for the year ended December 31, 2006 and the unaudited condensed consolidated financial statements of Giant for the three months ended March 31, 2007, which are incorporated by reference herein. The unaudited pro forma condensed combined financial statement is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have been obtained or the financial results that would have occurred if the Giant acquisition had been consummated on the dates indicated, nor is it necessarily indicative of the financial position or results of operations of Western in the future. The pro forma adjustments, as described below, are based upon available information and certain assumptions that Western’s management believes are reasonable.

The unaudited pro forma condensed combined financial statement does not give effect to any anticipated cost savings or other financial benefits, which may result from the Giant acquisition.

Unaudited Pro Forma Condensed Combined
Statement of Operations
For the Year Ended December 31, 2007
(In thousands, except per share amounts)

	Western	Giant	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined

Net sales	$7,305,032	$1,898,682	$(412,599	)(a)	$8,791,115

Operating costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	6,375,700	1,657,251	(412,599	)(a)	7,620,352
Direct operating expenses (exclusive of depreciation and amortization)	382,690	146,521			529,211
Selling, general, and administrative expenses	77,350	62,873	(1,523	)(b)	138,700
Maintenance turnaround expense	15,947	—			15,947
Depreciation and amortization	64,193	21,733	10,841	(c)	96,767

Total operating costs and expenses	6,915,880	1,888,378	(403,281)		8,400.977

Operating income	389,152	10,304	(9,318)		390,138
Other income (expense):
Interest income	18,852	487	(1,235	)(d)	18,104
Interest expense	(53,843)	(9,363)	(31,650	)(e)	(94,856)
Amortization of loan fees	(1,912)	(665)	(438	)(f)	(3,015)
Write-off of unamortized loan fees	—	(1,927)	1,927	(g)	—
Loss on early extinguishment of debt	(774)	—			(774)
Loss from derivative activities	(9,923)	—			(9,923)
Other income (expense)	(1,049)	514			(535)

Income before income taxes	340,503	(650)	(40,714)		299,139
Provision for income taxes	(101,892)	(5,719)	14,421	(h)	(93,190)

Net income (loss)	$238,611	$(6,369)	$(26,293)		$205,949

Earnings per share					$3.05
Weighted average shares outstanding					67,598

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statement
(In thousands, except as otherwise indicated)

The unaudited pro forma condensed combined statement of operations is presented as if the Giant acquisition had occurred on January 1, 2007. The unaudited pro forma condensed combined financial statement includes adjustments that are based on an independent appraisal as well as management’s evaluation of Giant’s net assets as of May 31, 2007.

The historical financial information of Giant presented in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2007 represents Giant’s results through May 31, 2007, the date of the acquisition. The results of operations for the seven-month period from June 1 through December 31, 2007, related to Giant are included in the Western historical amounts. The historical financial information for Giant includes charges totaling $28,898 related to certain change of control and severance payments made to Giant employees as a result of the acquisition, and $33,446 related to an increase in estimated environmental remediation costs related to the Yorktown refinery due to a change in management’s estimate as a result of additional information received in July 2007, and have been reported in selling, general, and administrative expenses and direct operating expenses, respectively. Change in control and severance payments in excess of deductible limits for income tax resulted in an increase in Giant’s tax provision of $8,312 in excess of the anticipated statutory rates. These charges occurred in May 2007.

Pro Forma Adjustments:

(a)	Net sales and cost of products sold have been decreased to eliminate the effects of transactions between Western and Giant.

(b)	Selling, general, and administrative expenses have been decreased by $1,523 for the year ended December 31, 2007 for the effect of the accelerated vesting of outstanding options under Giant’s stock incentive plan as required under the merger agreement.

(c)	The value of the property, plant and equipment and the intangibles acquired in the acquisition has been increased by $517,610 and $59,323, respectively, to reflect estimated fair values. The estimated values for property, plant and equipment and intangibles are based on an independent appraisal as well as management’s evaluation of Giant’s net assets at May 31, 2007. Depreciation and amortization has been computed based upon estimated useful lives of 12 to 30 years.

Depreciation and amortization has been increased to reflect additional depreciation expense related to the increase in property, plant and equipment based on the estimated fair value of the acquired assets. The incremental amount of depreciation expense recorded was $12,707 for the year ended December 31, 2007.

Depreciation and amortization expense has been decreased to reflect removal of amortization of maintenance turnaround expense of $3,234 for the year ended December 31, 2007 based on Western’s policy of expensing turnaround costs in the period incurred versus Giant’s policy of deferring turnaround costs and amortization into future periods.

Depreciation and amortization expense has been increased to reflect additional amortization expense related to the increase in intangibles based on the estimated fair value of the acquired assets. The incremental amount of amortization expense recorded was $1,368 for the year ended December 31, 2007.

(d)	Interest income has been decreased by $1,235 for the year ended December 31, 2007, based upon the $47,492 in available cash used to fund the Giant acquisition.

(e)	Western incurred new term debt of $1,125,000 to fund the acquisition of Giant. This term debt requires periodic interest payments based on the one, two, three or six-month British Bankers’ Association (“BBA”) LIBOR rate plus 175 basis points. In connection with the acquisition of Giant, Western also retired $50,000 outstanding under Giant’s revolving credit agreement on May 31, 2007.

Notes to Unaudited Pro Forma Condensed Combined Financial Statement — (Continued)
(In thousands, except as otherwise indicated)

Interest expense has been increased by $33,138 for the year ended December 31, 2007. The pro forma interest adjustment is based upon the six month BBA LIBOR rate of 5.37% at December 29, 2006. A 1/8 of a percent change in the pro forma LIBOR rates used would result in a change in interest expense of $1,400 for the year ended December 31, 2007.

Interest expense has been decreased by $1,488 for the year ended December 31, 2007 for interest expense related to debt outstanding under Giant’s revolving credit agreement that was repaid upon consummation of the acquisition.

(f)	In connection with the debt discussed in note (e) and a new revolving credit facility, Western paid debt costs of $16,881, which will be amortized over the term of the respective debt agreements.

Amortization of loan fees has been increased $1,103 for the year ended December 31, 2007, related to Western’s debt costs.

Amortization of loan fees has been decreased by $665 for the year ended December 31, 2007, related to Giant’s debt costs.

(g)	Write-off of loan fees has been decreased by $1,927 for the year ended December 31, 2007, related to Giant’s unamortized debt costs associated with the retired revolving credit agreement.

(h)	Income tax expense has been adjusted to reflect the tax effect of pro forma adjustments at statutory rates.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that Western Refining or certain selling securityholders to be identified in a prospectus supplement may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF WESTERN REFINING CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the laws of the state of Delaware and our certificate of incorporation and bylaws. Copies of our certificate of incorporation and bylaws are incorporated herein by reference and will be sent to you at no charge upon request. See “Where You Can Find More Information” below.

General

Our authorized capital stock consists of 240,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of April 2, 2008, 68,323,281 shares of common stock (excluding shares held in treasury) were outstanding and were held by approximately 113 holders. No shares of preferred stock were issued or outstanding as of April 14, 2008.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Our common stock is listed on the New York Stock Exchange under the symbol “WNR.”

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.

Our certificate of incorporation permits us to issue up to 10,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

Provisions of Our Certificate of Incorporation and Bylaws

Amendment of the Bylaws.  Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws at any time by the holders of a majority of the voting power of all outstanding voting stock.

Classified Board.  Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Limitation of Liability of Officers and Directors.  Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors breached their duty of loyalty to us and our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We currently have indemnification agreements with our directors and executive officers and also maintain directors and officers insurance.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities that are sold may be exchangeable for and/or convertible into common stock or any of the other securities that may be sold under this prospectus. The debt securities will be issued under one or more separate indentures between us and The Bank of New York Trust Company, N.A., as trustee. Senior debt securities will be issued under a senior indenture. Subordinated debt securities will be issued under a subordinated indenture. Each of the senior indenture and the subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered global securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Western Refining, the trustees, the warrant agents, the unit agents or any other agent of Western Refining, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

Western Refining and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Western Refining, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we and/or the selling securityholders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Western Refining at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Western Refining and/or the selling securityholders, if applicable, to indemnification by Western Refining and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Western Refining and its affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is listed on the New York Stock Exchange, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

WHERE YOU CAN FIND MORE INFORMATION

Western Refining files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like Western Refining who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

The Securities and Exchange Commission allows Western Refining to incorporate by reference information into this document. This means that Western Refining can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that Western Refining makes with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in the documents or filings that is deemed to have been furnished and not filed) until all the securities offered under this prospectus are sold.

Western Refining, Inc. Securities and
Exchange Commission Filings	Period or Date Filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2007
Current Reports on Form 8-K	March 25, 2008 (both 8-K filings) and April 11, 2008
Current Reports on Form 8-K/A	August 16, 2007 (only with respect to the historical financial statements of Giant listed in Item 9.01(a) and set forth in Exhibits 99.1 and 99.2 thereto)
Registration Statement on Form 8-A	January 11, 2006
Proxy Statement on Schedule 14A (Those portions incorporated by reference into Western Refining’s Form 10-K only)	April 16, 2007

The unaudited information included in this prospectus under “Risk Factors — We may not realize the anticipated benefits from the acquisition of Giant Industries, Inc.” related to Western Yorktown’s crude oil supply agreement with Statoil should be read in conjunction with the consolidated financial statements included in our annual report on Form 10-K, which is incorporated by reference herein.

Documents incorporated by reference are available from Western Refining without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Western Refining, Inc.
123 W. Mills Ave. Suite 200
El Paso, Texas 79901
Attention: Investor Relations
Telephone: (915) 534-1400

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and Western Refining’s financial statements and other documents incorporated by reference in this prospectus contain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Act of 1995. When used in this document, the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future,” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results, or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations, and cash flows.

Actual events, results, and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	our ability to realize the synergies from the Giant, acquisition;

•	our ability to successfully integrate the operations and employees of Giant and the timing of such integration;

•	higher than expected costs or expenses relating to the Giant acquisition;

•	changes in general economic conditions;

•	changes in the underlying demand for our refined products;

•	availability, costs, and price volatility of crude oil, other refinery feedstocks, and refined products;

•	an adverse result in the lawsuit brought against our subsidiary, Western Yorktown, by Statoil, regarding our declaration of force majeure under our crude oil supply agreement with them;

•	changes in crack spreads;

•	changes in the sweet/sour spread;

•	changes in the spread between West Texas Intermediate, or WTI, crude oil and Dated Brent crude oil;

•	construction of new, or expansion of existing, product pipelines in the areas that we serve;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our refineries;

•	disruptions due to equipment interruption, pipeline disruptions, or failure at our or third-party facilities;

•	execution of planned capital projects, cost overruns relating to those projects and failure to realize the expected benefits from those projects;

•	adverse changes in the credit ratings assigned to our debt instruments;

•	effects of, and costs relating to, compliance with current and future local, state, and federal environmental, economic, safety, tax and other laws, policies and regulations and enforcement initiatives;

•	rulings, judgments or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles;

•	operating hazards, natural disasters, casualty losses, acts of terrorism and other matters beyond our control; and

•	other factors as described in “Risk Factors” in this prospectus and in the other documents incorporated by reference herein.

Any one of these factors or a combination of these factors could materially affect our results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. You are urged to consider these factors carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements.

The actual results or performance by Western Refining could differ materially from those expressed in, or implied by, any forward looking statements. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. The forward-looking statements included or incorporated by reference herein are made only as of the date of this prospectus, and we are not required to update any information to reflect events or circumstances that may occur after the date of this prospectus, except as required by applicable law.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements of Western Refining appearing in our annual report on Form 10-K for the year ended December 31, 2007 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in its report thereon and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Giant incorporated herein by reference from our current report on Form 8-K/A dated August 16, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005 and to the adoption of Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Plans and Other Post-retirement Benefits, an Amendment of FASB Statements No. 87, 88, 106, and 132(R) in 2006), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Part II

Information not required in prospectus

Item 14.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses to be borne by the Registrant in connection with the offerings described in this Registration Statement.

Registration fee	$	*
FINRA fee		$75,500
Transfer agent and trustee fees and expenses	$	**
Printing	$	**
Accounting fees and expenses	$	**
Legal fees and expenses	$	**
Rating agency fees	$	**
Miscellaneous	$	**

Total	$	**

*	Omitted because the registration fee is being deferred pursuant to Rule 456(b).

**	Not presently known.

Item 15.	Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Western Refining’s certificate of incorporation provides for indemnification by the Company of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Western Refining’s certificate of incorporation provides for such limitation of liability.

The Company maintains standard policies of insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty, misstatement, error or omission committed in their capacity as directors or officers of the Company. Such policies of insurance also provide coverage to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. In addition, the Company has entered into indemnification agreements with its officers and directors. Pursuant to such agreements, the Company has agreed to indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer of the Company, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements also provide for the advancement of expenses to these directors and officers in connection with any suit or proceeding.

Item 16.	Exhibits

The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated herein by reference.

Exhibit
No.		Document

1	.1*	Form of Underwriting Agreement
4.1		Form of Senior Debt Indenture between the Registrant and The Bank of New York Trust Company, N.A.
4.2		Form of Subordinated Debt Indenture between the Registrant and The Bank of New York Trust Company, N.A.
4	.3*	Form of Senior Note
4	.4*	Form of Subordinated Note
4	.5*	Form of Warrant Agreement
4	.6*	Form of Warrant Certificate
4	.7*	Form of Purchase Contract Agreement
4	.8*	Form of Purchase Contract
4	.9*	Form of Unit Agreement
4	.10*	Form of Unit Certificate
4.11		Specimen of Company Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on December 5, 2005 (SEC File No. 333-128629))
4.12		Registration Rights Agreement, dated January 24, 2006, by and between the Company and each of the stockholders listed on the signature pages thereto. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 25, 2006 (SEC File No. 001-32721))
5.1		Opinion of Davis Polk & Wardwell
12.1		Statement regarding computation of ratio of earnings to fixed charges
23.1		Consent of Ernst & Young LLP
23.2		Consent of Deloitte and Touche LLP
23.3		Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1		Powers of Attorney (included on the signature page to the Registration Statement)
25.1		Statement of Eligibility of The Bank of New York Trust Company, N.A. on Form T-1 for Senior Debt Indenture
25.2		Statement of Eligibility of The Bank of New York Trust Company, N.A. on Form T-1 for Subordinated Debt Indenture

*	To be filed, if necessary, by amendment or as an exhibit to a Current Report on Form 8-K.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Paso, Texas, on April 14, 2008.

Western Refining, Inc.

By:	/s/ Paul L. Foster
Name:     Paul L. Foster

Title:	President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul L. Foster, Gary R. Dalke and Scott D. Weaver, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments including post-effective amendments to this registration statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul L. Foster Paul L. Foster	President, Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2008

/s/ Gary L. Dalke Gary L. Dalke	Chief Financial Officer (Principal Financial Officer)	April 14, 2008

/s/ Jeff A. Stevens Jeff A. Stevens	Chief Operating Officer and Director	April 14, 2008

/s/ Scott D. Weaver Scott D. Weaver	Vice President and Director	April 14, 2008

/s/ William R. Jewell William R. Jewell	Chief Accounting Officer (Principal Accounting Officer)	April 14, 2008

/s/ Carin M. Barth Carin M. Barth	Director	April 14, 2008

/s/ L. Frederick Francis L. Frederick Francis	Director	April 14, 2008

/s/ Brian J. Hogan Brian J. Hogan	Director	April 14, 2008

Signature	Title	Date

/s/ William D. Sanders William D. Sanders	Director	April 14, 2008

/s/ Ralph A. Schmidt Ralph A. Schmidt	Director	April 14, 2008

Exhibit Index

Exhibit
No.		Document

1	.1*	Form of Underwriting Agreement
4.1		Form of Senior Debt Indenture between the Registrant and The Bank of New York Trust Company, N.A.
4.2		Form of Subordinated Debt Indenture between the Registrant and The Bank of New York Trust Company, N.A.
4	.3*	Form of Senior Note
4	.4*	Form of Subordinated Note
4	.5*	Form of Warrant Agreement
4	.6*	Form of Warrant Certificate
4	.7*	Form of Purchase Contract Agreement
4	.8*	Form of Purchase Contract
4	.9*	Form of Unit Agreement
4	.10*	Form of Unit Certificate
4.11		Specimen of Company Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A, filed with the SEC on December 5, 2005 (SEC File No. 333-128629))
4.12		Registration Rights Agreement, dated January 24, 2006, by and between the Company and each of the stockholders listed on the signature pages thereto. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 25, 2006 (SEC File No. 001-32721))
5.1		Opinion of Davis Polk & Wardwell
12.1		Statement regarding computation of ratio of earnings to fixed charges
23.1		Consent of Ernst & Young LLP
23.2		Consent of Deloitte and Touche LLP
23.3		Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1		Powers of Attorney (included on the signature page to the Registration Statement)
25.1		Statement of Eligibility of The Bank of New York Trust Company, N.A. on Form T-1 for Senior Debt Indenture
25.2		Statement of Eligibility of The Bank of New York Trust Company, N.A. on Form T-1 for Subordinated Debt Indenture

*	To be filed, if necessary, by amendment or as an exhibit to a Current Report on Form 8-K.